Carolyn M. Christian
Corporate Ethics Officer
   and Assistant Secretary
Direct Number: 313-792-6457
Fax Number: 313-792-6430
E-mail: carolyn_christian@mascohq.com
May 4, 2009
Mr. Hagen Ganem
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street
N.E., Mail Stop 7010
Washington, D.C. 20549
Re:	Masco Corporation Definitive Proxy Statement on Schedule 14A Filed April 8, 2009 File No. 001-05794
Dear Hagen,
     As we spoke today on the telephone, this letter will confirm that Masco Corporation will submit its response to the SEC Comment Letter dated April 30, 2009 regarding our Proxy Statement on or before May 21, 2009.
     Thank you for your consideration!

Best,
/s/ Carolyn M. Christian
Carolyn M. Christian
Assistant Secretary

21001 VAN BORN ROAD
TAYLOR, MICHIGAN 48180
313-274-7400